UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

InfoSonics Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

456784 10 7

(CUSIP Number)

June 17, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456784 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) (a) Abraham G. Rosler Family Trust(1) (b) Abraham Rosler(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 605,500(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 605,500

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 605,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%(3)

12.	Type of Reporting Person (See Instructions) (a) OO (b) IN

(1) Joint filing pursuant to Rule 13D-1(k)(1)

(2) Figure, as referred to throughout, consists of shares underlying currently exercisable options held by the Abraham G. Rosler Family Trust, of which Mr. Rosler is trustee.  Options were granted in three separate transactions.  Options for 400,000 shares became exercisable on July 17, 1998 at an exercise price of $0.26 per share and will expire on July 17, 2008.  Options for 160,000 shares becme exercisable on February 2, 2000 at an exercise price of $0.50 per share and will expire on February 2, 2010.  Options for 45,500 shares became exercisable on April 5, 2001 at an exercise price of $1.70 per share and will expire on April 5, 2011.

(3) Percentage based on the number of shares outstanding immediately after the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 112339).

Item 1.
	(a)	Name of Issuer InfoSonics Corporation
	(b)	Address of Issuer’s Principal Executive Offices 5880 Pacific Center Drive San Diego, California 92121

Item 2.
Abraham G. Rosler Family Trust
	(a)	Name of Person Filing Abraham G. Rosler Family Trust
	(b)	Address of Principal Business Office or, if none, Residence 5880 Pacific Center Drive San Diego, California 92121
	(c)	Citizenship California, USA entity
	(d)	Title of Class of Securities Common Stock, $0.001 par value
	(e)	CUSIP Number 456784 10 7

Abraham Rosler
	(a)	Name of Person Filing Abraham Rosler
	(b)	Address of Principal Business Office or, if none, Residence 5880 Pacific Center Drive San Diego, California 92121
	(c)	Citizenship California, USA
	(d)	Title of Class of Securities Common Stock, $0.001 par value
	(e)	CUSIP Number 456784 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 605,500 Shares
(b) Percent of class: 10.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 605,500
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 605,500
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: June 25, 2004		Abraham G. Rosler Family Trust

	By:	/s/ Abraham G. Rosler
Abraham G. Rosler, Trustee

/s/ Abraham G. Rosler
Abraham G. Rosler, Individually